UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SIGNING LONG-TERM DEAL WITH JAPAN’S JFE STEEL CORPORATION

Neryungri, Russia — September 03, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL),
one of the leading Russian mining and metals companies, reports signing a three-year agreement for coal supplies with Japan’s JFE Steel corporation, a major Asian steel mill.
The agreement will be in force until August 2018.
According to the agreement, Mechel will annually supply JFE Steel up to 1 million tonnes of metallurgical coals, mostly coking coal concentrate produced by Yakutugol Holding Company OAO, as well as coking coal concentrate produced at the Elga coal deposit. The price will be determined based on the market situation.
Apart from JFE Steel, Mechel supplies coal to several other leading Japanese steelmaking corporations. JFE Steel has been a client of Neryungri coal producers since 1985 and has proved to be Mechel’s longstanding and reliable partner. In 2013 JFE Steel Corporation was the first to acquire the trial export batch of the Elga deposit’s coking coal concentrate. After a series of industrial tests, our partner gave a highly appreciative opinion of Elga products’ quality and voiced their interest in long-term ties.
“We are grateful to our partner for their trust ― this is Mechel’s first contract to be signed with a Japanese company for such a long term. We consider this three-year agreement with JFE Steel as an important step in implementing our strategy of diversifying our sales and strengthening ties with Asia
Pacific’s key steelmakers. Considering global commodity markets’ volatility, we make it our priority to preserve our client base and ensure a stable flow of orders for our Group’s coal producers,” Mechel Mining Management Company OOO’s
Chief Executive Officer Pavel Shtark commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 3, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO